

WHERE'S THE *Foodtruck*

The Problem









Foodtrucks are damn near impossible to find, and owners have no easy way to actively and reliably promote their businesses.

Our Solution



A subscription based, mobile application to:

- increase foodtruck revenue
- directly market to their ideal customer
- increase new and repeat business







PROFILES
Search Food Trucks By Name
American
Goldbox
Closed
WTF
WHERE'S THE FOODTRUCK
LOCATE NEARBY TRUCKS
SEARCH BY STYLE/CUISINE
BROWSE TRUCK PROFILES
LOCATE
Dude Where's My Hotdog
Open until: 7:00 pm
Sloan

WTF
Check out what's going on this weekend!
See the foodtruck events happening near you.
WTF
Dude, Where's My Hotdog?
is open nearby. Are you hungry?
WTF
The Lit Grille just posted a new deal.
Albuquerque-turkey sandwich. Available today!
WTF 07:13
The Prickly Pear shared an upcoming event.

Dude Where's My Hotdog
Closed
Specialty | American
WTF



Vendor Benefits

- **Minimal effort for vendors to see maximum impact**
- **Intuitive and attractive apps**
- **Automatically send location specific push notifications**
- **Fully integrated in-app ordering (currently in development)**
- **Increase monthly revenues by $500-$2000, based on activity (25%-100% increase!)**



HOME
Paradise
Type address here or use GPS locator below
Bruce Woodbury Beltway
Enterprise
WTF
Sloan
Google
Select Current Status
OPEN
CLOSED
Dude Where's My Ho...
DUDE WHERE'S MY HOTDOG
Dude Where's My Hotdog
Closed
LOCATE
CALL
EMAIL
Specialty | American
Price Range
$5-$15
Book me!
About
WINNERS OF THE BEST OF LAS VEGAS AWARD FOR HOTDOGS, WE ARE A FOOD TRUCK THAT SPECIALIZES IN CATERING AND PRIVATE EVENTS. WE CAN CURE YOUR HUNGER WITH A TASTY ALL BEEF HOTDOG, A FRESH LOBSTER TAIL CORNDOG,

Our Market Opportunity



'Gourmet' mobile food vendors



23,000+

Age 21-35 Income of $40k+



21 Million

2019 Industry Revenues



$1.0 B

Foodtrucks vs. restaurants



Brick & Mortar Restaurants 3.6%

Mobile Food Vendors 7.3%

2x growth

Our Competition



	WHERE'S THE Foodtruck	SFF	ROAMING HUNGER	BISTRO PLANET	FOOD TRUCK .pub
FUNCTIONAL MOBILE APP	✓	✓			◡
REAL-TIME LOCATOR	✓			✓	
PUSH NOTIFICATIONS	✓	◡			
CATERING/ SCHEDULING	✓	✓	✓		
MEMBER DISCOUNTS	✓				
IN-APP ORDERING	✓	✓			◡



Our Successes





Our Successes









Revenue Streams

- Vendor Subscriptions- Monthly Recurring Revenue

    $20/month for Premier Membership (discounted for market penetration)

    $99/month for Elite Membership (launching in 2020)

- Catering Fees- 15% of gross revenue; avg bookings range from $500-3000

- Scheduling Fees- 15% of gross revenue; avg sales range from $500-1500

- In-app ordering- $.99 per order, projected at a min. of 20 orders per vendor, weekly (this feature is currently being developed for launch in Q3)



Growth Plan

- Grow existing markets (LAS, SLC, COS, PHX, CLT) and expand to new markets.

    – Digital Marketing

    - Paid partnerships with micro-influencers

    - Paid digital advertising (Google ads, Facebook ads, display ads)

    - Social media referral promotions/giveaways

    - Content creation and SEO/ASO



Growth Plan (cont.)

– Traditional Marketing

- Increased presence at food festivals and related events

- Improve new vendor promotional packages

- Paid ad space (newspaper, magazine, journal ads)

- Paid ad space on foodtrucks

- Partnerships



Growth Plan (cont.)

- Hire a full-time sales & marketing director within 60 days

- Hire sales associates for outbound calls to:

    - foodtruck owners for new accounts and conversions

    - increase catering leads

    - property managers for daily scheduling

- Hire a catering and scheduling manager



Nicholas Spindel
Founder & CEO

Nicholas@
wtfwheresthefoodtruck.com





Exit Potentials*(5-7 years)

Acquisition Possibilities*

▪ Food delivery service: UberEats, DoorDash, GrubHub

▪ Search & Mapping service: Google Maps

▪ Business Rating service: Yelp!

▪ Other Market Competitor

*Disclaimer: these are forward looking projections, are dependent on circumstances and successes, and cannot be guaranteed.



Revenue Streams

Current Revenue Streams

- Vendor subscriptions

- Catering and scheduling fees

Future Revenue Streams

- In-app ads

- In-app ordering

- Rewards/Loyalty program fees

- Food delivery partnership fees

- Event/Sponsor revenues

- Commissary, Leasing, and Purchasing referrals



Future Upgrades

- Integration with POS/ In-app ordering (in development)

- Social Media integration

- In-app ads

- Rewards/Loyalty program

- Food delivery partnerships

- Gamification

Testimonials

"We love the app because every time we turn it on, it brings customers to our food truck and brings in lots of revenue."

-Kim D. with *Bone Appetite Bar-b-Que Grill*



"It's almost like the tinder for foodtrucks; customers select what they like and boom they can see where we are at, meet up, and have some tasty food. It's easy and connects me to my customers."

-Ashley H. with *Dude Where's My Hotdog*



"This app increases your truck's potential for revenue. There is no question, this app works!"

-Phillip Dell, Food Network's "Chopped" Champion



Testimonials (cont.)

"Due to my ever changing schedule, this app was what I needed. Within 20 mins of selecting "open", customers start rolling in!! Thank you to the developers of WTF and all your support!"

-True P. with *True Wings*





"We have a few foodtrucks, and it's nice that I can mark them open remotely. I'm not even there, but customers know where the truck is, and my employees tell me every time they get someone through the app. It's really great."

-Julio T. with *50 Shades of Green*